

March 7, 2011

Mr. David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court, 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2010**
> **Filed September 8, 2010**
> **Form 8-K**
> **Filed December 22, 2010**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 2. Properties

Reserve Estimation Procedures and Audits

Internal Controls for Reserves Estimation, page 31

1. Please provide a description of the internal control procedures you perform to prepare your reserve estimates internally by your reservoir engineers as discussed in Item 1202(a)(7) of Regulation S-K.

Summary of Oil and Gas Reserves at June 30, 2010, page 33

2.   We note that you have not included the reconciliation of PV-10 to the standardized measure of future net discounted cash flows as you proposed to be included in the future filings with the Commission in the correspondence dated February 13, 2009. Please revise your filing to include this reconciliation.

Development of Proved Undeveloped Reserves, page 33

3.   We note you do not have proved undeveloped reserves that remain undeveloped for five years or more after initially recognized. However, tell us and disclose whether you have any proved undeveloped reserves as of June 30, 2010 that are not scheduled to be converted within the five year requirement.

Quantitative and Qualitative Disclosures About Market Risk, page 61

4.   Please expand your disclosures to provide the information required by and discussed in Item 305 of Regulation S-K. It is unclear how your current disclosures meet one of the three disclosure alternatives described in Item 305(a).

Note 6 – Long-term Debt, page 78

High Yield Facility, page 79

5.   We note the newly issued 10% Senior Notes due 2013 are guaranteed by you and each of EGC's existing and future material domestic subsidiaries. Please tell us how you considered the requirements of Rule 3-10 of Regulation S-X, in which additional financial statement disclosure of certain guarantors of such securities may be necessary.

Engineering Comments

Form 10-K for Fiscal Year Ended June 30, 2010

Properties, page 29

Development of Proved Undeveloped Reserves, page 33

6.   We note that 21% of your 2009 proved undeveloped reserves were converted to proved developed status in 2010. Item 1203(b) of Regulation S-K requires the disclosure of material changes in proved undeveloped reserves that occurred during the year including – but not limited to – conversion into proved developed reserves. Please expand this discussion to present figures for material changes to PUD reserves due to each of the following: revisions, improved recovery, acquisitions / divestitures and extensions / discoveries.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 71

Note 24 – Supplementary Oil and Gas Information, page 97

Changes in Standardized Discounted Future Net Cash Flows, page 100

7.   FASB ASC 932 subparagraphs 932-235-50-35(b) and (g) specify the disclosure of changes in the standardized measure related to development cost items. It appears that there are no such items in your presentation of these changes. Please explain to us how your disclosure complies with FASB ASC 932 or revise your presentation as appropriate.

Exhibit 99.1

8.   Item 1202(a)(8) of Regulation S-K prescribes the necessary contents of third party reserve reports. Please procure a report that includes:

- The date on which the report was completed pursuant to Item 1202(a)(8)(ii), and;
- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report pursuant to Item 1202(a)(8)(viii).

9.   On page two, we note the statement, "…these [reserve] estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE)." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation (rather than a citation or reference) of these principles.

Form 8-K filed December 22, 2010

Exhibit 99.2

Pro Forma Estimated Net Quantities of Oil and Natural Gas Reserves

10.   We note the presentation of proved reserves pro forma for your Exxon Mobil property acquisition and the statement, "The following estimates of the net proved oil and natural

gas reserves of our oil and gas properties located entirely within the United States of America are based on evaluations prepared by third-party reservoir engineers and internal estimates (87% of the Energy EXXI June 30, 2010 proved reserves on a valuation basis were evaluated by third-party reservoir engineers) and, <u>the remainder, internally by EXXI reservoir engineers</u>." Please submit to us the petroleum engineering reports – in hard copy and electronic format – you used as the basis for your June 30, 2010 pro forma proved reserve disclosures. The report should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) For each company, total summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for each of the three largest <u>acquired</u> properties (net equivalent reserve basis) in the proved undeveloped category, and;

d) Narratives and engineering exhibits (e.g., maps, performance plots, volumetric calculations, analogy well performance) for each of these three largest PUD acquired additions.

Please include prepaid return shipping packaging and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief